                                              N E W S R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST OIL FROM TWEEDSMUIR

CALGARY, Alberta - May 8, 2007 - Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has commenced production from its Tweedsmuir development.

“The Tweedsmuir project is a good example of our North Sea strategy to tie back existing and new discoveries to Talisman owned infrastructure,” said Dr. Jim Buckee, President and Chief Executive Officer. “The development is expected to produce an annual average of 46,000 boe/d (gross) in 2008 with incremental operating costs of C$1.15/boe.”

The Tweedsmuir and Tweedsmuir South oilfields are located 100 miles northeast of Aberdeen in UKCS Block 21/1aN. Tweedsmuir was first discovered in 1983 and the Talisman appraisal program later discovered the main part of the field in 2002. Tweedsmuir South was discovered in 2003 and appraised in 2004. Development drilling began on the project in early 2005 and was completed in 2006.

The fields have been developed as a four well subsea tieback with each field having a horizontal production well and a deviated water injection well and potential to add further wells in future.

The Tweedsmuir development is tied back to the Talisman operated Piper B facility, which is located 34 miles to the north. Production is expected to increase to 51,000 boe/d (gross), following completion of topside modifications in September 2007.

The oil will be transported to and processed at the Piper B Platform and exported by pipeline to the Talisman operated Flotta Oil Terminal in Orkney. Talisman subsidiaries hold a 94.43% working interest in the Tweedsmuir development and Talisman is the field operator. First Oil Expro Limited holds the remaining 5.57% equity.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

~~ This release is available on Talisman’s Internet Web Site: WWW.TALISMAN-ENERGY.COM ~~

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

17-07

Forward Looking Statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, "forward looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: future production; business plans for drilling; exploration and development; the estimated amount of incremental operating costs; the estimated timing of development, including new production; business strategy and plans or budgets; the potential additional of further wells; plans for the transportation, processing and exportation of oil; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. In particular, statements which discuss business plans for drilling, exploration and development in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

-	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;

-	risks and uncertainties involving geology of oil and gas deposits;

-	uncertainty of reserves estimates, reserves life and underlying reservoir risk;

-	uncertainty of estimates and projections relating to production, costs and expenses;

-	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

-	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

-	health, safety and environmental risks;

-	uncertainties as to the availability and cost of financing and changes in capital markets;

-	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

-	competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;

-	changes in general economic and business conditions;

-	the effect of acts of, or actions against, international terrorism;

-	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

-	results of the Company's risk mitigation strategies, including insurance and any hedging programs; and

-	the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis - Risk Factors" and elsewhere in the Company's 2006 Annual Financial Report. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Gross Production

Throughout this news release, the Company makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Boe conversion

In this news release, the calculation of barrels of oil equivalent per day (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particular if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.